Exhibit 99.1

For Immediate Release

December 20, 2007

DRAXIS Names GE Healthcare as Exclusive Distributor of

DRAXIMAGE® Sestamibi in USA

Strategic partnership with industry leader gives DRAXIMAGE strong competitive position in nuclear medicine’s largest market segment

MONTREAL, QUEBEC December 20, 2007— DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX), has appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the United States.  DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart. Cardiac imaging currently accounts for nearly half of the more than 20 million nuclear medicine procedures conducted in the United States.

DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the U.S. Food and Drug Administration (FDA) and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium 99m Sestamibi injection exclusively from DRAXIMAGE.  The initial term of the distribution agreement is for a minimum of three years following FDA approval of the DRAXIMAGE product.

An Abbreviated New Drug Application (ANDA) for DRAXIMAGE® Sestamibi was submitted by DRAXIMAGE to the FDA in February 2007 and this ANDA is currently under review. In addition, DRAXIMAGE recently announced the filing of DRAXIMAGE® Sestamibi with European and Canadian regulatory authorities seeking additional marketing authorizations.

“Working with GE Healthcare to bring this major product to the market is a significant opportunity for both partners,” said Jean-Pierre Robert, President of DRAXIS Specialty Pharmaceuticals Inc., the operating subsidiary of DRAXIS Health. “Strong distribution in the U.S., the world’s largest market for nuclear medicine, is a key element of the DRAXIMAGE comprehensive global strategy to enter the cardiac imaging segment and the signing of this pivotal agreement for the U.S. and Canada marks the completion of a major milestone in our strategy.”

“The DRAXIMAGE team, under Jean-Pierre’s leadership, is to be commended for achieving yet another of our key objectives toward fulfilling the commitment made in March 2006 to pursue diagnostic cardiac imaging, a major market not previously served by DRAXIMAGE,” said Dan Brazier, acting President of DRAXIS Health Inc. “As we continue to grow our company to the next level through the implementation of projects like DRAXIMAGE® Sestamibi, strategic alliances with dedicated partners such as GE Healthcare are expected to become a more significant element in our business model.”

GE Healthcare owns and operates a comprehensive network of full-service radiopharmacies dedicated to the practice of nuclear pharmacy in all major urban centers across the United States and in Canada.  GE Healthcare also supplies a broad range of equipment, radiopharmaceuticals and other products and services to radiopharmacies and nuclear medicine departments throughout the United States, utilizing a well-trained and experienced sales force.

“Nuclear Cardiology is a proven technology, and we’re confident that our partnership with DRAXIMAGE will expand the access to and applicability of these procedures when and where they are needed,” said John Chiminski, President and CEO of GE Healthcare’s Medical Diagnostics business.  “This agreement allows us to remain competitive and further demonstrates our commitment to Nuclear Medicine, through Radiopharmacy performance and the broadest product portfolio in the industry.”

According to Arlington Medical Resources, in 2006 there were more than 8 million cardiac studies conducted in the U.S. out of a total of over 20 million nuclear medicine procedures; making MPI the most widely performed nuclear medicine scan in the US.  Recent market research estimates indicate that existing MPI products generate revenues in excess of $800 million annually in the U.S. and that Sestamibi and tetrofosmin account for approximately 90% of all MPI procedures.

Cardiac Imaging with Tc-99m Sestamibi

The sestamibi kit is used in nuclear medicine imaging to show how well the heart muscle (myocardium) is supplied with blood (perfused) both at rest and during strenuous activity.  The radioisotope Technetium-99m is attached to the sestamibi molecule forming Tc-99m Sestamibi.  When injected into the bloodstream this radiopharmaceutical agent is distributed throughout the heart muscle in proportion to the blood flow received by various portions of the heart. Heart images are then obtained using a gamma camera that can detect the Technetium-99m.  Two sets of images are typically taken, one while the patient is at rest and a second set while the patient is under stress, often by exercising on a treadmill or stationary bicycle.  The resulting two sets of images are compared with each other to diagnose the presence of coronary heart disease by detecting areas of the heart that may not be receiving normal blood flow.  This imaging technique is known as cardiac stress testing or myocardial perfusion imaging (MPI).

About GE Healthcare

GE Healthcare provides transformational medical technologies and services that are shaping a new age of patient care. Our expertise in medical imaging and information technologies, medical diagnostics, patient monitoring systems, performance improvement, drug discovery, and biopharmaceutical manufacturing technologies is helping clinicians around the world re-imagine new ways to predict, diagnose, inform, treat and monitor disease, so patients can live their lives to the fullest.

GE Healthcare’s broad range of products and services enable healthcare providers to better diagnose and treat cancer, heart disease, neurological diseases and other conditions earlier. Our vision for the future is to enable a new “early health” model of care focused on earlier diagnosis, pre-symptomatic disease detection and disease prevention. Headquartered in the United Kingdom, GE Healthcare is a $17 billion unit of General Electric Company (NYSE: GE). Worldwide, GE Healthcare employs more than 46,000 people committed to serving healthcare professionals and their patients in more than 100 countries. For more information about GE Healthcare, visit our website at www.gehealthcare.com.

About DRAXIMAGE

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•	the achievement of desired clinical trial results related to the Company’s pipeline products;

•	timely regulatory approval of the Company’s products;

•	the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•	the Company’s ability to obtain and enforce effective patents;

•	the non-infringement of third party patents or proprietary rights by the Company and its products;

•	factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•	reimbursement policies related to health care;

•	the establishment and maintenance of strategic collaborative and commercial relationships;

•	the Company’s dependence on a small number of key customers;

•	the disclosure of confidential information by our collaborators, employees or consultants;

•	the preservation of healthy working relationships with the Company’s union and employees;

•	the Company’s ability to grow the business;

•	the fluctuation of our financial results and exchange and interest rate fluctuations;

•	the adaptation to changing technologies;

•	the loss of key personnel;

•	the avoidance of product liability claims;

•	the loss incurred if current lawsuits against us succeed;

•	the volatility of the price of our common shares;

•	market acceptance of the Company’s products;

•	factors described under “Outlook” in the Company’s MD&A for the most recent quarter; and

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the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors,  and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this new release represent the Company’s expectations as at December 19, 2007.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc. Jerry Ormiston Executive Director, Investor Relations Phone:1-877-441-1984 jormiston@draxis.com	GE Healthcare Brian McKaig Director, Public Relations Phone: 414-721-2407 brian.mckaig@ge.com